UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. 1)*

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

May 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 29,970,913
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,970,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,970,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 79.58%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 37,662,738 outstanding bearer shares (“Shares”) with no-par value of MorphoSys AG (the “Issuer”).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis Pharma AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 29,970,913
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,970,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,970,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 79.58%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares.

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 29,970,913
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,970,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,970,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 79.58%(3)

14.	Type of Reporting Person (See Instructions) CO

(3) The calculation of the foregoing percentage is based on 37,662,738 outstanding Shares.

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) amends the statement on Schedule 13D originally filed by the Reporting Persons on April 18, 2024.  The Items below amend the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

On May 16, 2024, the Purchaser announced the final results of the tender offer and that all offer conditions to the tender offer have been fulfilled, including the minimum acceptance threshold. The Additional Acceptance Period commenced on May 17, 2024, and shall expire at 24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York local time) on May 30, 2024.

On May 23, 2024, the Purchaser acquired 25,610,813 Shares tendered in the tender offer during the Acceptance Period for an aggregate price of EUR 1,741,535,284.

Item 4. Purpose of Transaction

The subsection titled “Supervisory Board” under Item 4 of the 13D is hereby amended by supplementing it with the following:

On May 23, 2024, Dr. Marc Cluzel, Dr. George Golumbeski, Krisja Vermeylen, Michael Brosnan and Dr. Andrew Cheng resigned from the Supervisory Board.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The Purchaser is the direct beneficial owner of 29,970,913 Shares as of 9:00 a.m. New York time on May 28, 2024, representing approximately 79.58% of all Shares (including Shares represented by ADSs), which does not take into account any Shares (including Shares represented by ADSs) tendered during the Additional Acceptance Period.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(c)—None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, has engaged in any transaction during the past 60 days in, any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(d)— Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)—Not applicable.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 6	Announcement pursuant to Section 23 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act, as published in the German Federal Gazette, dated May 16, 2024 (English translation of document prepared in German only) (incorporated by reference to Exhibit 1 to the 13D filed by Novartis BidCo AG and Novartis AG with the U.S. Securities and Exchange Commission on April 18, 2024).

Schedule B

Schedule B of the Schedule 13D is hereby amended by supplementing it with the following:

On May 23, 2024, the Purchaser acquired 25,610,813 Shares tendered in the tender offer during the Acceptance Period for an aggregate price of EUR 1,741,535,284.

THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE TERMS AND CONDITIONS OF THE OFFER HAVE BEEN PUBLISHED IN THE OFFER DOCUMENT AFTER THE PERMISSION OF THE GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT, BAFIN) WAS OBTAINED ON APRIL 11, 2024. PURCHASER AND NORVARTIS ALSO HAVE FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (THE “TENDER OFFER STATEMENT”) WITH THE SECURITIES EXCHANGE COMISSION (THE “SEC”) WITH RESPECT TO THE OFFER. INVESTORS AND HOLDERS OF SHARES ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED BY PURCHASER AND NOVARTIS AG WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND HOLDERS OF SHARES WILL BE ABLE TO RECEIVE THESE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEB SITE (HTTP://WWW.SEC.GOV), OR AT NOVARTIS AG’S WEB SITE (HTTPS://WWW.NOVARTIS.COM).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 28, 2024

Novartis Bidco Ag

By:	/s/ Daniel Weiss	/s/ Christian Rehm
	Name: Daniel Weiss	Name: Christian Rehm
	Title: As Authorized Signatory	Title: As Authorized Signatory

Novartis Pharma Ag

By:	/s/ Lukas Foertsch	/s/ Luca Hammel
	Name: Lukas Foertsch	Name: Luca Hammel
	Title: As Authorized Signatory	Title: As Authorized Signatory

Novartis Ag

By:	/s/ David Quartner	/s/ Lukas Gilgen
	Name: David Quartner	Name: Lukas Gilgen
	Title: As Attorney	Title: As Attorney